

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 25, 2016

Mark G. Papa
Chief Executive Officer
Silver Run Acquisition Corporation
1000 Louisiana Street, Suite 1450
Houston, TX 77002

  Re: **Silver Run Acquisition Corporation**
    Preliminary Proxy Statement on Schedule PREM14A
    Filed July 29, 2016
    File No. 1-37697

Dear Mr. Papa:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

General

1. Please update the historical and pro forma financial statements to comply with Rule 3-12 and Article 11 of Regulation S-X.

2. Tell us how you applied the guidance in FASB ASC 205-10-45-1 through 4 in presenting the Centennial Resource Production LLC financial statements for its 2013 fiscal year apart from the financial statements for its 2015 fiscal year.

3. Please include a copy of your preliminary proxy card with your amended proxy statement. Refer to Exchange Act Rule 14a-6(a).

Questions and Answers About the Proposals, page 1

4. Please include a separate question and answer to disclose your relationship with Riverstone and discuss how the business combination consideration and transaction

structure was determined. Please tell us if there was any prior relationship between you and the other accredited investors to be issued 20,000,000 shares of your Class A common stock in the private placement.

5.   Please provide a separate question and answer that discusses the roles of management of CRP for the combined entity following approval of the business combination and the transactions. Also disclose that NGP will own 11% of the combined entity and can nominate one director on the board of Silver Run.

What equity stake will current Silver Run stockholders, the new investors, page 5

6.   Please clarify here that as a result of the transactions, Riverstone and its affiliates, including your Sponsor, will control the majority of the combined voting power of your outstanding voting stock and have a majority economic interest. Also disclose the dilutive impact the business combination will have on your current shareholders to consider the exercisability of the warrants and the private placement shares.

7.   Also clarify that redemptions may further dilute remaining stockholders as Riverstone and its affiliates have agreed to purchase from you the equivalent number of additional shares of Silver Run common stock to fund the cash redemptions.

Do I have redemption rights?, page 9

8.   Other than the 20% group limit, please clarify that there is no maximum limit to the amount of public shares that you will redeem for cash.

Summary of the Proxy Statement, page 16

Opinion of Evercore to Silver Run's Board of Directors, page 26

9.   You disclose here, on page 26 and throughout that Evercore delivered an opinion that the consideration to be paid by you was fair to you, from a financial point of view. You also disclose on page 122 that the board of directors considered the opinion of Evercore as a factor in reaching its conclusion to approve the business combination. Please clarify whether the board made a fairness determination of the consideration with respect to the stockholders.

Organizational Structure, page 26

10.   Please revise to also include a diagram of Silver Run, Centennial and their ownership structure before the proposed transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

Note -1 Basis of Pro Forma Presentation, page 82

11.   Please expand your disclosure to clarify how your pro forma financial statements reflect the "Centennial Contributors" making the "Centennial Cash Election" as it appears different results could occur under this possible scenario.

12.   We note you intend to contribute cash to CRP to repay any of its or its subsidiaries outstanding debt that become due and payable as a result of the consummation of the business combination, and reflect the repayment of this outstanding indebtedness on your pro forma balance sheet and include it as a line item in your purchase price calculation on page 83. However, you also state you intend to either amend CRP's credit agreement to permit the business combination or to refinance CRP's term loan and credit facility, but in either case, you expect to repay all outstanding indebtedness of CRP at closing. Given the foregoing, it is unclear whether adjustments to interest expense and deferred debt issuance and loan costs would be appropriate. Please address any uncertainty relative to such adjustments, considering that you appear to have reduced the revolving credit facility and term loan to nil.

Pro Forma Adjustments to Statements of Operations, page 84

13.   As you appear to be contemplate multiple issuances of Class A common stock in completing the merger, please disclose further details to show how the adjustments to weighted average common shares on a basic and diluted basis were calculated.

Pro Forma Adjustments to the Balance Sheet, page 84

14.   Please expand your disclosure in Note 2(c)(4) on page 85 to specify the various transaction costs included in your $35,050,000 cash payment adjustment to the pro forma balance sheet and clarify how the amount is factually supportable.

15.   Please modify your disclosure in the pro forma balance sheet Note 2(d) and (g) to quantify the separate components of the adjustment to retained earnings and explain how the $63,000 relates to the adjustment that has been made to reclassify the cash held in the Trust Account to Cash and cash equivalents.

16.   Please provide further detail of the estimates and assumptions used to determine the fair value of the oil and natural gas properties so that we may better understand the reduction in value of proved properties and increase in value of unproved properties.

17.   Please modify your pro forma statements as necessary to show the various components of the pro forma adjustments gross either in the tabulation or in the notes to the pro forma

financial statements. For example, it appears you have multiple adjustments presented net to the stockholders' equity account balances.

The Business Combination Proposal, page 95

Background of the Business Combination, page 114

18.   We note you disclose that from the date of your IPO through the end of June, you and Riverstone engaged in discussions with respect to potential transactions with several possible target businesses. Please add additional detail as to the activities conducted by you or on your behalf to identify alternative business combination transactions, including the number and kinds of prospective target companies mentioned here, whether CRP is included as one of these possible targets, the nature of any discussions conducted and the reasons such targets were rejected.

19.   Please expand this section to discuss the principal factors behind Mr. Papa's and Riverstone's conclusions between May 5, 2016 and June 6, 2016 that CRP was a highly attractive target, and Silver Run's determination that the transaction represented the "best business combination transaction reasonably available to Silver Run."

20.   Please significantly expand your discussion in this section to disclose the details with respect to the material terms of the business combination, including how the parties reached the material terms of the transaction. Please ensure you disclose the initial proposed purchase price as well as the rationale for and details of any negotiations between the parties with respect to the purchase price and transaction structure that was ultimately agreed, including assignment rights, the private placements, the issuance of common stock to the Centennial Contributors and debt repayment. In this regard, we note that on June 23, 2016, Riverstone submitted a verbal non-binding proposal to acquire CRP in an all-cash transaction and that on June 24, 2016 representatives of Riverstone and NGP agreed to material terms for the acquisition. We further note that on July 14, 2016, Mr. Papa and representatives from Riverstone, Latham and Weil described the transaction structure, the material provisions included in the Contribution Agreement and the investment rationale with Silver Run's board.

21.   We note your general references to Riverstone "representatives" during discussions and negotiations in this section. Please identify the representatives and clarify whether Mr. Papa is included in such instances.

22.   On July 14, 2016 representatives from Weil discussed with the Silver Run independent directors certain protections for the public stockholders from certain potential actions of Riverstone as the majority stockholder of Silver Run. Please clarify that the protections that were discussed on July 14 are described in the last paragraph on page 117 or revise to describe all the proposed shareholder protections.

23.   Each presentation or report from and discussion with an outside party that is materially
        related to the transaction, whether oral or written, requires a reasonably detailed
        description meeting the requirements of Item 1015(b) of Regulation M-A. For example,
        please summarize in the prospectus the presentation from Citi of its technical analysis on
        CRP's acreage and reserves.

Description of Fairness Opinion of Evercore, page 124

Implied Valuation of CRP, page 127

24.   Please disclose the discount rates applied in Evercore's net asset value analysis, the
        reason such rates were selected and how the calculated asset values for CRP supports the
        conclusion that the consideration to be paid is fair.

25.   Please expand your Precedent M&A Transactions Analysis and Public Company Trading
        Analysis to disclose the underlying data of the selected transactions and companies, and
        explain more clearly why the analysis supports the conclusion that the consideration to be
        paid is fair. In addition, please tell us if any transactions and companies that fit the
        selection criteria were not used in the analysis and, if so, why not.

26.   Please revise your proxy statement to disclose the reserve report projections as of July 1,
        2016 incorporating recent cost realizations and recent well performance parameters
        provided to and reviewed by Evercore and Riverstone.

27.   We note your disclosure on page 130 that Evercore will be paid "customary fees for a
        transaction of this nature." Please revise your disclosure to provide narrative and
        quantitative disclosure regarding the fees paid to or to be paid to Evercore for this
        transaction. In addition, we note that the disclosure regarding the material relationships
        between Evercore and Riverstone and its affiliates does not provide a quantitative
        description of the fees paid or to be paid to Evercore. Please revise the proxy statement
        to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Executive Compensation, page 167

28.   We note you disclose that the business combination will result in a fundamental change
        with respect to the CRD incentive units. We also note your disclosure that "CRD and
        NGP Follow-On are currently responsible for making all payments, distributions and
        settlements to all award recipients relating to the CRD Incentive Units and NGP Follow-
        On Incentive Units, and will continue to be responsible for making all payments,
        distributions and settlements to all award recipients relating to such incentive units
        following the closing of the business combination." Please disclose if the business
        combination will also result in a fundamental change with respect to the NGP Follow-On
        incentive units. Also, please revise your filing to provide the disclosure required by Item
        402(t) of Regulation S-K.

Silver Run Acquisition Corporation – Unaudited Financial Statements, page Fin-2

29.   It appears you have retroactively restated your stockholders' equity as of December 31, 2015 to reflect the stock dividend effected on February 23, 2016. Please explain why you have not taken this approach for the subsequent interim statement

Centennial Resource Production, LLC and Celero Energy Company, LP (Predecessor)

Notes to Consolidated and Combined Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-99

30.   Please advise or revise your disclosure relating to the production figures for the period ending December 31, 2013 to resolve the inconsistency with such figures provided elsewhere on pages 175 and 213.

Annex A -- Contribution Agreement

31.   We note that you have included the original Contribution Agreement as an annex to your proxy statement. Please revise your disclosure, as necessary, to reflect Amendment No. 1 to the Contribution Agreement.

Annex F -- Fairness Opinion of Evercore

32.   We note the limitation on reliance in the fairness opinion provided by Evercore Group L.L.C. If Evercore Group L.L.C. retains such limitation, please revise your filing to provide the basis for Evercore's belief that shareholders cannot rely on its opinion, including (but not limited to) whether Evercore intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Evercore would have no effect on the rights and responsibilities of either Evercore or the board of directors under the federal securities laws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3764 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources